UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated March 23, 2009, announcing fourth quarter and year end 2008 results release date, conference call and webcast.

EXHIBIT 1

DRYSHIPS INC. ANNOUNCES FOURTH QUARTER AND YEAR END 2008 RESULTS RELEASE DATE, CONFERENCE CALL AND WEBCAST

Earnings Release: Tuesday, March 24, 2009, After Market Closes

Conference Call and Webcast: Wednesday, March 25, 2009, at 9:00 a.m. EDT

March 23, 2009. ATHENS, Greece – DryShips Inc. (NASDAQ: DRYS) announced today that it will release its results for the fourth quarter and year end 2008 after the market closes in New York on Tuesday, March 24, 2009.

DryShips’ management team will host a conference call the following day on Wednesday, March 25, 2009 at 9:00 a.m. Eastern Daylight Saving Time to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) 1452 542 301 (from outside the US). Please quote "DryShips".

A replay of the conference call will be available until April 1, 2009. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953 –1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 42 drybulk carriers comprising 7 Capesize, 28 Panamax, 2 Supramax and 5 newbuilding drybulk vessels with a combined deadweight tonnage of about 3.4 million tons, 2 ultra deep water semisubmersible drilling rigs and 2 ultra deep water newbuilding drillships. DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS."

Visit our website at www.dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 23, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer